  (4)   For HI:  Directly and indirectly via its wholly owned
        subsidiary 504468 N.B. Inc.

 For Ravelston:  Indirectly, via its control of HI.

 For Lord Black:  Directly and indirectly, via his control
        of Ravelston, which controls HI.

 For Lady Black:  Directly and indirectly, via her spouse,
        Lord Black, and his control of Ravelston, which controls
        HI.